Press Release

Loncor Gold Moves Closer to Creating a Second Mining District Centred on its High Grade Makapela Gold Resource

Toronto, Canada - November 17, 2022 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce that it has received notification that the Standing Evaluation Committee has given a positive recommendation to allow Loncor to convert its Exploration Permit at Makapela into an Exploitation Permit (Mining Permit).  This followed a detailed review and analysis of Loncor's Environmental and Social Impact Studies on Makapela.  The recommendation has been forwarded to the DRC Mining Cadastral for further processing prior to Ministerial sign-off.

Commenting on this latest development, Loncor Chief Executive Officer John Barker said: "Loncor is now in the final administrative phase of obtaining the award of a Mining Permit at Makapela. We look forward to receiving the final sign off. Given Makapela's relatively high gold grade, we believe there are various routes to release value, either as a potential feed source for a future gold operation at Adumbi, or as an independent stand-alone high-grade project, with other deposits like Mokepa and Mongaliema of interest as additional future sources of ore feed. Makapela remains open at depth, along strike, plus has a number of parallel zones that require further investigation.

As previously announced, we continue to discuss with potential strategic partners options regarding the development of all of Loncor's assets, including Makapela. Makapela's move towards obtaining a Mining Permit (a right already held by our flagship Adumbi deposit), continues the growth of the Loncor story. The company has 5.1 million ounces of inferred and indicated resources under its control; a positive Preliminary Economic Assessment in place for the key Adumbi deposit; a proposed open pit mining grade of 2.17 g/t Au for Adumbi; all within 200kms of Africa's largest gold producer, the Barrick managed Kibali mine. Given the above backdrop, Loncor will continue to search for avenues to release latent value from all of the assets, including Makapela."

The Mining Permit application is for the potential development of the Company's 1.164 million ounce Makapela gold resource found within the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  Makapela has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au) at a 2.75 g/t Au cut-off.  The Makapela Project is owned 100% by Loncor and is located approximately 50 kilometres from its flagship 3.66 million ounce Adumbi deposit which already has a Mining Permit.  The Preliminary Economic Assessment (PEA) of the Adumbi deposit, the results of which were announced by Loncor in December 2021, did not include the Makapela deposit. See Figure 1 below which shows the location of the mining (PE) and exploration (PR) permits held by Loncor within the Ngayu Greenstone Belt.

The Makapela mineralization is hosted by a sequence of steeply-dipping basaltic volcanics containing thin BIF (banded ironstone formation) units.  A total of 83 core holes have been drilled at Makapela with several significant drill intersections including 7.19 metres grading 64 g/t Au, 4.28 metres at 32.6 g/t Au, 3.47 metres grading 24.9 g/t Au, 4.09 metres at 21.7 g/t Au and 4.35 metres grading 17.5 g/t Au.

There are two principal, subvertical mineralized units at Makapela: (a) Reef 1, a quartz vein emplaced into a shear zone which crosscuts the basalt sequence at an acute angle and has an average true width and grade of 2.15 metres @ 11.15 g/t Au, and has been drilled over a strike of 480 metres and to a maximum vertical depth of 480 metres; and (b) Reef 2, an assemblage of brecciated quartz within a sheared BIF unit over a strike of at least 3 kilometres.  The best Reef 2 mineralization occurs over a strike of 480 metres, where it has an average true width and grade of 3.52 metres @ 8.44 g/t Au.  Good potential exists for locating additional blind gold mineralization along well-defined structures over an aggregate strike of over 5 kilometres.

Figure 1: Location of Loncor's Mining (PE) and Exploration (PR) Permits on the Ngayu Belt.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports

Additional information with respect to the Company's Adumbi deposit (and other properties of the Company within its Imbo Project) is contained in the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, obtaining a Mining Permit for Makapela, potential mineral resource increases, potential mineralization, and potential future exploration and development of Loncor's gold properties) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, delays in obtaining or failure to obtain a Mining Permit for Makapela, activities of the Company may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 31, 2022 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

John Barker, CEO, +44 7547 159 521
Arnold Kondrat, Executive Chairman, +1 416 366 7300